

July 8, 2015

Via E-mail
Mr. David T. Merrill
Chief Financial Officer
Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

>   **Re: Unit Corporation**
>   **Form 10-K for the Fiscal Year ended December 31, 2014**
>   **Filed February 24, 2015**
>   **File No. 1-09260**

Dear Mr. Merrill:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis, page 43

1.   We note your disclosures on page 49 regarding the recent decline in commodity prices, explaining that you anticipate ceiling test write-downs of the carrying value of your oil and natural gas properties in 2015, and that you have reduced the number of gross wells to be drilled in 2015 by 62%, compared to the number of gross wells drilled in 2014. We also note that you recognized a $400 million ceiling test write-down under the full cost method in the first quarter.

Given the manner by which the ceiling test is performed under the full cost method, we generally expect there would be a reasonable basis to quantify reasonably possible near-term ceiling test impairments attributable to lower pricing. Similarly, as commodity pricing is integral to the estimation of oil and gas reserves, we generally expect there would be a reasonable basis to quantify reasonably possible near-term changes to reserves and development plans.

Mr. David T. Merrill
Unit Corporation
July 8, 2015

        Please refer to Item 303(a)(3)(ii) of Regulation S-K and FRC §§501.12.b.3 and 501.14 (Sections III.B.3. and V of SEC Release Nos. 33-8350; 34-48960; FR-72), for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates, and explain how you considered this guidance in preparing your MD&A.

        For example, if you deferred or rescheduled development of oil and gas reserves to future years based on an expectation of higher prices, rather than to derecognize reserves based on current prices, explain how you considered quantifying the reasonably possible change to reserves if the higher prices are not attained.

2.   Submit the development schedules underlying your year-end oil and gas reserve estimates for 2013 and 2014, and a stratified schedule of these reserves based on the years originally booked, and describe how your assumptions about future prices have factored into the changes in your development schedules.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                       Sincerely,

                       /s/ Karl Hiller

                       Karl Hiller
                       Branch Chief